UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 934

For the fiscal year ended December 31, 2014
OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 0-17071

A.	Full title of the plan and the address of the plan, if different from that of the Issuer named below:

First Merchants Corporation
Retirement Income and Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal office:

First Merchants Corporation
200 East Jackson Street
Muncie, Indiana 47305

First Merchants Corporation
Retirement Income and Savings Plan
EIN 35-1544218 PN 002
Auditor's Report and Financial Statements
December 31, 2014 and 2013

First Merchants Corporation
Retirement Income and Savings Plan
December 31, 2014 and 2013

Report of Independent Registered Public Accounting Firm

Audit and Administrative Committee
First Merchants Corporation Retirement Income and Savings Plan
Muncie, Indiana

We have audited the accompanying statements of net assets available for benefits of First Merchants
Corporation Retirement Income and Savings Plan as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight
Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.
Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation.
We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of First Merchants Corporation Retirement Income and Savings Plan as of
December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the
Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee
Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BKD, LLP

Indianapolis, Indiana
June 12, 2015

First Merchants Corporation
Retirement Income and Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2014 and 2013

	2014	2013
Assets
Investments, at fair value
Common Stock	$4,891,955	$3,288,919
Mutual Funds	82,728,498	70,090,721
Collective Investment Fund	4,837,600	4,218,104
Money Market Funds	4,571,391	4,642,469
Total Investments	97,029,444	82,240,213

Receivables
Accrued Income	503,364	67,543
Employer Contributions	748,496	841,547
Notes Receivable from Participants	1,995,019	1,774,910
Total Receivables	3,246,879	2,684,000

Cash	138,987	21,593

Total Assets	100,415,310	84,945,806

Liabilities
Excess Contributions Refundable	61,188	44,110
Accrued Administrative Expenses	39,417	34,400
Total Liabilities	100,605	78,510

Net Assets Available for Benefits, at Fair Value	100,314,705	84,867,296

Adjustment from fair value to contract value
for interest in collective investment fund relating
to fully benefit-responsive investment contracts	(15,606)	(11,997)

Net Assets Available for Benefits	$100,299,099	$84,855,299

See Notes to Financial Statements

First Merchants Corporation
Retirement Income and Savings Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2014 and 2013

	2014	2013
Investment Income
Net Appreciation in Fair Value of Investments	$1,420,078	$10,298,886
Investment Dividends	4,379,058	3,817,529
Net Investment Income	5,799,136	14,116,415

Interest Income From Notes Receivable from Participants	76,211	67,235

Contributions
Participants	4,622,860	3,931,399
Employer	3,390,341	3,099,579
Rollovers	5,960,722	469,029
Transfers In-Kind, First Merchants Corporation Common Stock	1,246,562	—
Total Contributions	15,220,485	7,500,007

Total Additions	$21,095,832	$21,683,657

Deductions
Benefits Paid to Participants	5,729,045	5,306,693
Administrative Expenses	109,781	106,535
Total Deductions	$5,838,826	$5,413,228

Net Increase	15,257,006	16,270,429

Transfer from Citizens Financial Bank 401(k) Retirement Plan, Participant Loans	72,882	—

Transfer from Citizens Financial Bank 401(k) Retirement Plan, In-Kind First Merchants Corporation Stock	113,912	—

Net Assets Available for Benefits, Beginning of Year	84,855,299	68,584,870

Net Assets Available for Benefits, End of Year	$100,299,099	$84,855,299

See Notes to Financial Statements

First Merchants Corporation
Retirement Income and Savings Plan
Notes to Financial Statements
December 31, 2014 and 2013

Note 1:	Description of Plan
The following description of First Merchants Corporation Retirement Income and Savings Plan (Plan) provides only general information. Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan's provisions, which are available from the Plan Administrator.
General
The Plan is a defined-contribution plan sponsored by First Merchants Corporation (Corporation) for the benefit of all employees who are age 18 or older. On November 12, 2013, the Corporation acquired Citizens Financial Bank, and on November 7, 2014, the Corporation acquired Community Bank. All eligible employees from both banks were permitted to participate in the First Merchants Retirement Income and Savings Plan effective the day following those respective dates. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). First Merchants Trust Company, a division of First Merchants Bank, N.A. is the trustee and record keeper of the Plan. First Merchants, as custodian, employs Fidelity to hold the majority of the Plan's assets on their behalf.
Contributions
The Plan permits eligible employees through a salary deferral election to have the Corporation make annual contributions of up to 75% of eligible compensation up to the maximum allowed by law. Employee rollover contributions are also permitted. The Plan also accepts Roth elective deferrals made on behalf of participants.
Prior to March 1, 2005, the Corporation made matching contributions of its employees' salary deferral amounts of 25% of the first 5% of employees' eligible compensation for all participating employees. After March 1, 2005, the matching contribution described above was the only type of employer contribution granted to grandfathered pension plan participants who were at least age 55 and credited with at least ten years of service on February 28, 2005. Effective January 1, 2013, the structure of the matching contribution for grandfathered participants was changed to the same match structure as all other active employees as described below. The remaining participants could receive three different types of employer contributions. The Corporation's contributions are as follows:

•
Retirement security contributions: Effective January 1, 2013, the plan was amended to replace the previous service weighted contribution structure with a range from 2% to 7% of pay based on years of continuous service, to a non-elective 2% of pay contribution. The participant must have 1,000 hours of service and be employed at the end of the Plan year. Effective January 1, 2010, any employee who is hired or rehired after January 1, 2010 is not eligible for the Retirement Security Contribution.

•
Matching contributions: Effective January 1, 2013, the plan was amended to change the match structure to increase the employer match to a maximum of 4.5% of employees' eligible compensation. The matching employer contribution increased from 50% of the first 6% of employees' eligible compensation, to 100% of the first 3% of employees’ eligible compensation plus 50% of contributions that exceed 3% but are less than 6% of eligible compensation for all participating employees.

First Merchants Corporation
Retirement Income and Savings Plan
Notes to Financial Statements
December 31, 2014 and 2013

The end of year requirement does not apply for participants who have terminated due to normal retirement age, death, or disability. Prior to January 1, 2010, the end of year requirement did not apply for participants who terminated due to early retirement age, which was defined as age 55 and greater than five years of service. Effective January 1, 2010, there is no longer an early retirement provision under the Plan. Normal retirement is defined as age 65 if you are a participant in the Plan at March 1, 2005. If you became a participant in the Plan after March 1, 2005, then the normal retirement date is the later of age 65 or the 5th anniversary of your earliest participation date. Prior to January 1, 2010, the entry date for retirement security and transition contributions was March 1, 2005, and each subsequent January 1. Effective January 1, 2010, any employee who is hired or rehired after January 1, 2010 is not eligible for the retirement security contribution. Catch-up contributions are also available for participants in the year in which they turn 50 years of age.
The Plan Document also includes an automatic deferral feature whereby a participant is treated as electing to defer 3% of eligible compensation unless the participant made an affirmative election otherwise. Contributions are subject to certain limitations.
Participant Investment Account Options
Investment account options available include various funds as well as Corporation common stock. Each participant has the option of directing his contributions into any of the separate investment accounts and may change the allocation daily. Allocations to the Corporation's common stock are generally limited to 25% of the applicable account balance.
Participant Accounts
Each participant's account is credited with the participant's contribution, the Corporation's contribution and Plan earnings. Allocations of Plan earnings are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Vesting
Participants are immediately vested in their voluntary contributions and rollover contribution accounts plus earnings thereon. Vesting in the Corporation's matching contribution portion of their accounts plus earnings thereon is based on years of credited service. A participant is fully vested in the matching contribution portion of their account after five years of credited service. The vesting in the retirement security contribution portion of their account plus earnings is 100% after three years of credited service and vesting in the transition contribution portion of their account plus earnings is immediate since all eligible participants have at least ten years of service. The nonvested balance is forfeited upon termination of service. Forfeitures are used to reduce the Corporation's contribution or to pay reasonable administrative expenses of the Plan.

First Merchants Corporation
Retirement Income and Savings Plan
Notes to Financial Statements
December 31, 2014 and 2013

Payment of Benefits
Upon termination of service, participants may elect to receive a lump-sum amount or installments equal to the value of their accounts. Withdrawals other than for termination are permitted under circumstances provided by the Plan. Plan assets may include amounts allocated to accounts of terminated or retired participants who have elected to withdraw from the Plan but have not yet been paid.
Forfeited Accounts
At December 31, 2014 and 2013, forfeited nonvested accounts totaled $1,075 and $1,583 respectively. These accounts will be used to reduce future employer contributions. Also, in 2014 and 2013, employer contributions were reduced by approximately $115,900 and $62,800, respectively, from forfeited nonvested accounts.
Notes Receivable From Participants
Effective January 1, 2010, the Plan Document includes provisions authorizing loans from the Plan to active eligible participants. The minimum amount of a loan shall be $1,000. The maximum amount of a participant's loans is determined by the available loan balance restricted to the lesser of $50,000 or 50% of the participant's vested account balance. All loans are covered by demand notes and are repayable over a period not to exceed five years (except for loans for the purchase of a principal residence) through payroll withholdings unless the participant is paying the loan in full. Interest on the loans is based on local prevailing rates as determined by the Plan Administrator.
Prior to January 1, 2010, new loans were not allowed by the Plan. The participant loan balances reported prior to January 1, 2010 were acquired from merged plans in March 1, 2005.
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as benefits paid based upon the terms of the Plan Document.
Plan Termination
Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

First Merchants Corporation
Retirement Income and Savings Plan
Notes to Financial Statements
December 31, 2014 and 2013

Note 2:	Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared on the accrual method of accounting.
Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust. The Statement of Net Assets Available for Benefits presents the fair value of the investments in the collective trust as well as the adjustment from fair value to contract value relating to the investment. The statement of changes in net assets available for benefits is prepared on a contract value basis.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets available for benefits. Actual results could differ from those estimates.
Valuation of Investments and Income Recognition
Quoted market prices, if available, are used to value investments. Mutual funds are valued at the net asset value of shares held by the Plan at year end. Investment in the Corporation's common stock is valued at the quoted market price on the last business day of the plan year. The Plan's interest in the collective investment fund (Federated Capital Preservation Fund) is valued based on information reported by the investment advisor using the audited financial statements of the collective investment fund at year-end. The collective investment fund invests in investments that pursue multiple strategies to exceed the performance of certain industrial averages. The funds may invest in money market mutual funds and guaranteed investment contracts. The net asset value of the fund is determined as of the end of each month utilizing the values of the underlying assets. The fund provides daily liquidity at contract value for any participant withdrawing and transferring funds.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.

First Merchants Corporation
Retirement Income and Savings Plan
Notes to Financial Statements
December 31, 2014 and 2013

Plan Tax Status
The Plan obtained its latest determination letter on August 6, 2010, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore not subject to tax. The Plan has been amended since it received the determination letter. However, the Plan Administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.
Accounting principles generally accepted in the United States of America required plan management to evaluate tax positions taken by the plan and recognize a tax liability if the plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the Department of Labor or Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.
Payment of Benefits
Benefit payments to participants are recorded upon distribution.
Administrative Expenses
Administrative expenses may be paid by the Corporation or the Plan, at the Corporation's discretion.

Note 3:	Investments

At December 31, 2014, the Plan's investments are held by Fidelity and the Corporation. The Federated Capital Preservation Fund included in Plan assets may be subject to withdrawal charges upon contract termination. Crediting interest rates on the guaranteed interest portion of the investment contract are determined by the issuer. The Plan's investments (including investments bought, sold and held during the year) appreciated in fair value as follows:

First Merchants Corporation
Retirement Income and Savings Plan
Notes to Financial Statements
December 31, 2014 and 2013

	2014
	Net
	Appreciation	Fair Value
	in Fair Value	at End
	During Year	Of Year

Common Stock	$169,938	$4,891,955
Mutual Funds	1,250,140	82,728,498
Collective Investment Fund	—	4,837,600
Money Market Funds	—	4,571,391

	$1,420,078	$97,029,444

	2013
	Net
	Appreciation	Fair Value
	in Fair Value	at End
	During Year	Of Year

Common Stock	$1,200,422	$3,288,919
Mutual Funds	9,098,464	70,090,721
Collective Investment Fund	—	4,218,104
Money Market Funds	—	4,642,469

	$10,298,886	$82,240,213

Interest and dividends realized on the Plan's investments for the years ended December 31, 2014 and 2013 were $4,379,058 and $3,817,529, respectively.

First Merchants Corporation
Retirement Income and Savings Plan
Notes to Financial Statements
December 31, 2014 and 2013

The fair values of individual investments that represented 5% or more of the Plan's assets were as follows:

	2014	2013
Fidelity Contra Fund	$7,635,277	$6,880,133
Vanguard Windsor II Fund	7,291,125	6,619,211
Goldman Sachs Mid Cap Equity Fund	5,791,091	5,159,015
Federated Total Return Bond		4,354,906

Note 4:	Disclosures About Fair Value of Assets and Liabilities

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs. There is a hierarchy of three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities

Level 2
Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities
Following is a description of the valuation methodologies used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such assets and liabilities pursuant to the valuation hierarchy. There have been no significant changes in the valuation techniques during the year ended December 31, 2014. The Plan has no liabilities measured on a recurring basis and has no assets or liabilities measured at fair value on a nonrecurring basis.

First Merchants Corporation
Retirement Income and Savings Plan
Notes to Financial Statements
December 31, 2014 and 2013

Investments
Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include common stock, mutual funds and money market funds. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Level 2 securities include a collective investment fund. The inputs used to determine fair value of Level 2 investments may include market quotations or price, reported trades, broker/dealer quotes, bids and offers of the underlying investments obtained from external appraisals, independent pricing sources and market research publications. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy. There are no Level 3 securities held by the Plan.
The following table presents the fair value measurements of assets recognized in the accompanying statement of net assets available for benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2014:

		2014
		Fair Value Measurements Using
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
	Fair	Assets	Inputs	Inputs
	Value	(Level 1)	(Level 2)	(Level 3)
Common Stock	$4,891,955	$4,891,955
Mutual Funds
Bonds	10,428,086	10,428,086
Broad Market	74,063	74,063
Emerging Market	515,949	515,949
International Equities	5,227,789	5,227,789
Large Cap Equities	23,780,373	23,780,373
Lifecycle Funds	20,339,436	20,339,436
Mid-Cap Equities	12,297,321	12,297,321
Real Estate	1,642,600	1,642,600
Small-Cap Equities	8,422,881	8,422,881
	82,728,498	82,728,498
Money Market Fund	4,571,391	4,571,391
Collective Investment Fund	4,837,600		4,837,600
	$97,029,444	$92,191,844	$4,837,600	—

First Merchants Corporation
Retirement Income and Savings Plan
Notes to Financial Statements
December 31, 2014 and 2013

		2013
		Fair Value Measurements Using
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
	Fair	Assets	Inputs	Inputs
	Value	(Level 1)	(Level 2)	(Level 3)
Common Stock	$3,288,919	$3,288,919
Mutual Funds
Bonds	9,708,435	9,708,435
Broad Market	43,066	43,066
Emerging Market	475,238	475,238
International Equities	5,326,761	5,326,761
Large Cap Equities	21,000,003	21,000,003
Lifecycle Funds	12,950,390	12,950,390
Mid-Cap Equities	10,894,088	10,894,088
Real Estate	1,358,252	1,358,252
Small-Cap Equities	8,334,488	8,334,488
	70,090,721	70,090,721
Money Market Fund	4,642,469	4,642,469
Collective Investment Fund	4,218,104		4,218,104
	$82,240,213	$78,022,109	$4,218,104	—

Note 5:	Party-in-Interest Transactions

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, an employee organization whose members are covered by the Plan, a person who owns 50 percent or more of such an employer or employee association, or relatives of such persons.
The Plan paid $142,844 and $122,893 of investment fees to First Merchants Trust Company during 2014 and 2013. The Plan received investment fee rebates of $55,644 and $37,501 during 2014 and 2013 from mutual fund providers. Individually nonmaterial expenses paid to parties-in-interest aggregated $22,581 for 2014 and $21,143 for 2013. The Company provides certain administrative services at no cost to the Plan.

First Merchants Corporation
Retirement Income and Savings Plan
Notes to Financial Statements
December 31, 2014 and 2013

The Plan invests in First Merchants Corporation common stock. Activity at fair value was as follows:

First Merchants
Corporation
Common Stock

Balance at January 1, 2013	$2,182,875

Total unrealized gain included in net increase in
net assets available for benefits	1,033,619
Total realized gain included in net increase in
net assets available for benefits	166,803
Purchases	334,881
Settlements	(429,259)

Balance at December 31, 2013	3,288,919

Total unrealized gain included in net increase in
net assets available for benefits	29,939
Total realized gain included in net increase in
net assets available for benefits	139,999
In-Kind Transfer from Citizens Financial Bank 401(k)
Retirement Plan*	1,360,474
Purchases	429,748
Settlements	(357,124)

Balance at December 31, 2014	$4,891,955

* As described in Note 1, Citizens Financial bank was acquired in November 2013. The Citizens Financial Bank stock held by the Plan was converted to First Merchants Corporation Stock at that time. During 2014 the Citizens Financial Bank Plan was terminated and stock transferred in-kind to the Plan.

Note 6:	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants' account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule

First Merchants Corporation
Retirement Income and Savings Plan
Employer Identification Number: 35-1544218 Plan Number: 002
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2014

	(c)
(a)(b)	Description of
Identity of Issue,	Investment		(e)
Borrower, Lessor or	Including Par or		Current
Similar Party	Maturity Value		Value

Common Stock
*First Merchants Corporation	215,031	shares	$4,891,955

Mutual Funds
American Europacific Growth Fund	33,564	shares	1,580,527
American High Income Trust Fund	232,022	shares	2,494,240
Capital World Bond Fund	35,492	shares	704,516
Dodge & Cox International Fund	39,754	shares	1,674,047
Federated U.S. Government Fund	187,746	shares	2,072,714
Federated Total Return Bond	431,750	shares	4,766,522
Fidelity Contra Fund	77,935	shares	7,635,277
Franklin Small Cap Value Fund	64,727	shares	3,617,581
Goldman Sachs Mid Cap Equity Fund	139,276	shares	5,791,091
MFS International Discovery Fund	34,640	shares	941,502
Nuveen Mid Cap Growth Fund	58,506	shares	2,716,430
Nuveen Real Estate Fund	68,158	shares	1,642,600
T Rowe Emerging Markets Fund	15,934	shares	515,949
T Rowe Price Dividend Growth Fund	115,089	shares	4,158,161
Vanguard 500 Index Fund	24,729	shares	4,695,810
Vanguard Inflation Protected Bond	16,113	shares	390,094
Vanguard International Growth Admiral	15,068	shares	1,031,713
Vanguard Total International Stock Admiral	2,849	shares	74,063
Vanguard Mid Cap Index Fund	24,775	shares	3,789,800
Vanguard Small Cap Growth Index Fund	39,876	shares	1,764,919
Vanguard Small Cap Index Fund	54,419	shares	3,040,381
Vanguard Target Retirement Fund	27,738	shares	358,095
Vanguard Target 2015 Fund	96,094	shares	1,469,282
Vanguard Target 2025 Fund	232,049	shares	3,835,764
Vanguard Target 2035 Fund	167,400	shares	2,986,412
Vanguard Target 2045 Fund	57,561	shares	1,073,512
Vanguard Target 2010 Fund	23,639	shares	622,171
Vanguard Target 2020 Fund	123,946	shares	3,527,497
Vanguard Target 2060 Fund	951	shares	26,810
Vanguard Target 2055 Fund	3,524	shares	112,699
Vanguard Target 2050 Fund	31,979	shares	947,227
Vanguard Target 2040 Fund	68,546	shares	2,039,916
Vanguard Target 2030 Fund	115,016	shares	3,340,051
Vanguard Windsor II Fund	110,138	shares	7,291,125
			82,728,498

First Merchants Corporation
Retirement Income and Savings Plan
Employer Identification Number: 35-1544218 Plan Number: 002
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2014

	(c)
(a)(b)	Description of
Identity of Issue,	Investment		(e)
Borrower, Lessor or	Including Par or		Current
Similar Party	Maturity Value		Value

Collective Investment Fund
Federated Capital Preservation Fund	482,199	units	4,837,600

Money Market Funds
Federated Government Obligation Fund	2,931,102	shares	2,931,101
Federated U.S. Treasury Cash Fund	1,640,290	shares	1,640,290
			4,571,391

*Participant Loans	4.0% - 6.0%; 01/2015 - 04/2026		1,995,019

			$99,024,463
*Party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

First Merchants Corporation Retirement Income and Savings Plan

Date: June 12, 2015
/s/Mark K. Hardwick
Mark K. Hardwick
Executive Vice President and Chief Financial Officer
(Principal Financial and Principal Accounting Officer)